Exhibit 99.1

Pembina Pipeline Corporation Announces New Credit Facility, Declares Dividends, Announces First Quarter 2020 Results Conference Call and Webcast and Provides Update on Virtual Annual General Meeting

CALGARY, April 6, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into a new $800 million unsecured revolving credit facility. The Company further announced that its Board of Directors has declared a common share cash dividend for April 2020 of $0.21 per share and quarterly dividends for the Company's preferred shares.

New Unsecured Revolving Credit Facility

Pembina has entered into a new $800 million unsecured revolving credit facility (the "Facility") with certain existing key lenders. The Facility will be available to Pembina for general corporate purposes, thereby providing additional liquidity and flexibility should it be required. The Facility will have an initial term of two years. The other terms and conditions of the Facility, including financial covenants, are substantially similar to Pembina's existing $2.5 billion revolving credit facility.

With the addition of the Facility, Pembina now has $3.3 billion in revolving credit facility capacity and approximately $2.3 billion in available cash and unutilized debt facilities. Further, over the next two years, Pembina's debt maturities are modest and include $73 million in 2020 and $800 million distributed across three instruments throughout 2021.

"In today's challenging and uncertain environment, ensuring ample liquidity is of utmost importance and I would like to acknowledge and thank our key lender group for their swift response.  We enjoy productive, long-term relationships with our lenders and value their deep understanding of our business," stated Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer. "Over the past two weeks we have taken decisive and unprecedented action to preserve our strong balance sheet, protect our BBB credit rating and ensure we have the liquidity to fund our business until market conditions stabilize," added Mr. Burrows.

Common and Preferred Share Dividends

The common share cash dividend for April 2020 of $0.21 per share will be paid, subject to applicable law, on May 15, 2020 to shareholders of record on April 24, 2020.

For shareholders receiving their common share dividends in U.S. funds, the April 2020 cash dividend is expected to be approximately U.S. $0.1485 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7071. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

The common share dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13, 15, 17, 19, 21, 23 and 25. Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred share dividends are payable on June 1, 2020 to shareholders of record on May 1, 2020. Series 15, 17 and 19 preferred share dividends are payable on June 30, 2020 to shareholders of record on June 15, 2020. Series 23 and 25 preferred share dividends are payable on May 15, 2020 to shareholders of record on April 30, 2020.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.306625
Preferred Shares, Series 3 (PPL.PR.C)	$0.279875
Preferred Shares, Series 5 (PPL.PR.E)	$0.285813
Preferred Shares, Series 7 (PPL.PR.G)	$0.273750
Preferred Shares, Series 9 (PPL.PR.I)	$0.296875
Preferred Shares, Series 11 (PPL.PR.K)	$0.359375
Preferred Shares, Series 13 (PPL.PR.M)	$0.359375
Preferred Shares, Series 15 (PPL.PR.O)	$0.279000
Preferred Shares, Series 17 (PPL.PR.Q)	$0.301313
Preferred Shares, Series 19 (PPL.PR.S)	$0.312500
Preferred Shares, Series 21 (PPL.PF.A)	$0.306250
Preferred Shares, Series 23 (PPL.PF.C)	$0.328125
Preferred Shares, Series 25 (PPL.PF.E)	$0.325000

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th calendar day of the month following the record date. Should the payment date fall on a weekend or on a statutory holiday, the business day prior to the weekend or statutory holiday becomes the payment date.

Dividends on the preferred shares Series 1, 3, 5, 7, 9, 11, 13 and 21 are payable on the first calendar day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first calendar day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last calendar day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the 15th calendar day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 23 and 25 are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors to shareholders of record on the last business day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday.

Conference Call and Webcast Details for First Quarter 2020 Results

Pembina will release its first quarter 2020 results on Thursday, May 7, 2020 after markets close. A conference call and webcast have been scheduled for Friday, May 8, 2020, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 15, 2020 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 3298148.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1290098&tp_key=0acdce5bbf in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Common Shareholders

The Company will hold its Annual General Meeting of common shareholders ("AGM") on Friday, May 8, 2020 at 2:00 p.m. MT (4:00 p.m. ET).  The AGM will he held as a virtual-only meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/119921742. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. A copy of the AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events.

For further information on Pembina's virtual AGM, kindly visit the Shareholder Information page under the Investor Centre tab at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking statements can be identified by terminology such as "should", "may", "will", "continue", "if", "to be", "expects", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to: future dividends which may be declared on Pembina's common shares and preferred shares; the timing and the amount of the dividend payments and the tax treatment thereof; the Company's expectations regarding future liquidity; the timing for release of the Company's first quarter 2020 results; and the date and time of the AGM. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; prevailing interest and tax rates; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions (including the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline), integration issues or otherwise; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to widespread epidemics or pandemic outbreaks, including the COVID-19 pandemic; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2019, which can be found at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-announces-new-credit-facility-declares-dividends-announces-first-quarter-2020-results-conference-call-and-webcast-and-provides-update-on-virtual-annual-general-meeting-301035604.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/06/c7571.html

%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 06-APR-20